OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

ElectroniXiQ, Inc.

88 North Avondale Rd.
#506
Avondale Estates, GA 30002

https://electronixiq.com/

10000 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 shares of Non-Voting Common Stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Non-Voting Common Stock ($10,000)

Company	ElectroniXiQ, Inc.
Corporate Address	88 North Avondale Rd. #506, Avondale Estates, GA 30002
Description of Business	An innovative tech solutions team that makes the Stinger smart device. The Stinger replaces conventional ignitions on most "non-automotive" vehicles and machines. Its software driven core supports and enables a functional versatility that adapts and evolves to serve different markets. (i.e. transportation, security, entertainment, etc.)
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Electronixiq, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

ElectroniXiQ, Inc. is a technology solutions company that specializes in innovative vehicle/machine security, activation and engagement systems with dynamic mobile/IoT platform interactivity. We're the makers of the "Stinger," the light vehicle activation smart device enabled with mobile capabilities and data processing systems.

This patented innovation replaces key ignition systems currently in use by golf/utility carts, construction vehicles, ATVs and other similar key activated vehicles or machines.

The Stinger introduces a secure PIN code that starts a light vehicle or machine instead of a key. Our "Stinger Pro" app interfaces with the Stinger unit for mobile activation and user engagement. The mobile platform introduces more user security/engagement solutions for single-user carts and fleets.

Sales, Supply Chain, & Customer Base

Discuss the sales, supply chain and customer base of your company if not discussed above. Our initial sales channel is cart dealers. We're currently selling through 50 dealers across the U.S. We have identified the next sales channels that will allow us to scale far more rapidly. Corporate, manufacturing, distributor, governmental and e-retail channels are interested in the Stinger.

Our consumer groups and demographics in need of multi-user as well as fleet security. They are as follows:

- Millennials (attracted to mobile platforms)
- Cart Community Residents (cart enabled cities)
- Retirement Community Residents (key forgetfulness solved, no need for app)
- Customized cart enthusiasts ("wow" factor)

- Resort Residents (cart rentals or leases)
- Corporate, Construction, Warehouse Fleets
- University/High School Fleets

Competition

Rudimentary security measures such as locks, keys, boots, and chains are available, yet they lack any value-added features for users. The "CartKey" from the company Key Control Technology and the "SmartLink" from the company Pro-Fit are the most relevant competition so far. The "CartKey" still requires an actual key to activate a vehicle. Both platforms lack our flexible/versatile system and our mobile engagement/connectivity features. None have any innovation plans or IoT frameworks..

Liabilities and Litigation

ElectroniXiQ, Inc. is not involved in any litigation and has no outstanding liabilities apart from convertible debt and founder loan.

The team

Officers and directors

Karlos Walkes	Founder, President, Director, CEO
Steven Hickson	Director, CFO
Steve Vick	Director, VP of Engineering
Phil Taylor	Contractor, VP of Sales
Florien Meier	Founder, Vice President, Director, CTO

Karlos Walkes
20+ years in media/entertainment. 7+ years in startup development. CEO of XiQ-April 2015 to present. Karlos has been a media/entertainment professional with experience that spans over 20 years. He has been involved in many industrial, commercial, television and film projects. His years in this industry has built complementary skills in communications and on camera/voice-over expertise. Karlos founded on-line cultural exchange platform, know as Flagstamp.com, in July 2011. It is a venture that creates, develops and initiates efficient tools that promote intercultural exchange, communication and education. He was the Founder/President of the non-profit Flagshare, Inc. from July 2011 to May 2015. This program provides running shoes to underserved youth so they may challenge childhood inactivity with an active and healthy lifestyle. Of course from April 2015 to the present he's CEO of XiQ.

Steven Hickson
20+ years of professional financial experience in global media/entertainment markets. CFO of XiQ- December 2015 to present. Steven Hickson is an experienced CFO with start-up and growth-stage companies. He has been CFO for a global pay television venture, LAPTV that was acquired by 20th Century FOX. From January 2015 to December 2015 he was acting CFO for "Intellimedix" a promising early-stage genomics profiliing company. From February 2016 to the present he has been the CFO of "AccuWeather," a global weather forecasting and media company. He is also a successful angel investor and strong supporter of the venture community. He has served as CFO for XiQ from December 2015 to present.

Steve Vick
30+ years engineering experience, software development and product development. VP/Engineering of XiQ-June 2016 to present. Stephen Vick has over 30 years of experience designing electronics and software for dozens of different companies in the US. He has extensive knowledge of both microprocessor based systems and wireless communication, both Bluetooth and LoraWan. From January of 2015 to January of 2018 he has been self employed as a consultant in electronics design through his contracting company, Prime Audio Inc. He has served as VP of Engineering with XiQ from June 2016 to present.

Phil Taylor
International consumer packaged goods sales and marketing executive with 20+ years experience. U.S. Army Veteran. VP/Sales of XiQ-July 2017 to present. Phil Taylor's extensive background includes State Government Tamaulipas Assistant Director from 1990 to 1995, Foreign Trade Bank of Mexico as Trade Commissioner from1996 to 1997, Altama the Military Department of Defense Contractor as International Sales Manager from 1997 to 1999. He was also CPG VP of Sales and Marketing for Hafner from 2003 to 2005, and CPG Director of Sales, from 2008 to 2013 & Regional Sales Manage from 2006 to 2008 for V&V Supremo. Most recently he's been CPG VP of Sales and Marketing from 2013 to 2014 for Compañía Nacional de Chocolate, an international premium chocolate distributor. Currently he's a consultant with Market Pathfinder since 2014. Market Pathfiner develops marketing and sales strategy for small to mid-level companies. He has served as VP of Sales for XiQ from July 2017 to present.

Florian Meier
10+ years in low voltage/current electronics engineering and design. CTO of XiQ-April 2015 to present. Florian is the original XiQ member. He invented the very first prototype now known as the Stinger. He started in the summer of 2014 with his idea. The company was started with Karlos Walkes in April of 2015 and Florian has been working for the company since then.

Number of Employees: 5

Relatedpartytransactions

The only related party transactions ElectroniXiQ, Inc. has engaged in relate to loans from the founders to the Company. ElectroniXiQ, Inc. has a $5,500 convertible note from CFO Steven Hickson that bears no interest. ElectroniXiQ, Inc. also has a convertible note with Steve Vick of $5,000. This note converts to equity on a qualified capital raise of $500,000 as per disclosures on the Convertible Notes described below.

RISKFACTORS

These are the principal risks that related to the company and its business:

- ElectroniXiQ, Inc.'s patents and other intellectual property could be unenforceable or ineffective. One of the ElectroniXiQ, Inc.'s most

valuable assets is its intellectual property and our path of innovation. We currently hold 2 issued provisional patents, as well as Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and our software development that supports the adaptability, versatility and evolution of our smart devices. The Company's current value depends on the strength of these patents and the IoT system in which our patent pending devices will interface. ElectroniXiQ, Inc. intends to continue to file additional patent applications and build its intellectual property portfolio. We have already developed new technologies related to vehicle, equipment and machine engagement Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if these patents are deemed unenforceable, the Company will almost certainly lose any revenue it receives from sublicensees and be unable to enter into additional sublicenses. This would cut off a significant potential revenue stream for the Company. Patents are limited in their impact to the country of issue. It is important to note that our provisional and non-provisional patents are recognized internationally in all major countries. All patents are not created equal and our patent portfolio is likely weaker in some countries compared to others. Moreover, even though these patents have been issued, they can be challenged in a variety of ways such that it is possible that the Company will be competing without enforceable intellectual property protection in one or more of these markets. Our goal obviously is to have the necessary intellectual property protection to safeguard our innovations. Understand we know that maintaining our market edge doesn't stop there. XiQ is also determined to render any competition irrelevant with backend software development that continually improves our product functionality and performance. With the proper investment, we can outpace the competition with rapid action innovation. Thus, always keeping any copycats reacting instead of being able to act against us.

- **There may be potential competitors who are better positioned than ElectroniXiQ, Inc. is to take the majority of the market.** We will compete with larger, established companies who currently may have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the Stinger or Stinger "Boss" developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. The keyless ignition and electric vehicle industries are well-developed and highly competitive. There are several large and established manufacturers with the engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring a product to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished. With that said, it is important to understand the need for our continuous evolving software development that will be much more difficult to replicate.
- **ElectroniXiQ, Inc. is a brand-new company in a new and unproven industry.** ElectroniXiQ, Inc. has a limited history, limited clients, and minimal revenues to date. If you are investing in this company, it's because you think the ElectroniXiQ, Inc. Stinger is a good idea, that ElectroniXiQ, Inc. will be able to secure the intellectual property rights to the ElectroniXiQ, Inc. Stinger and that ElectroniXiQ, Inc. will retain the exclusive marketing and manufacture rights to the ElectroniXiQ, Inc. Stinger unless licensed by the Company, and that ElectroniXiQ, Inc.will be able to successfully market, manufacture and sell the ElectroniXiQ, Inc. Stinger, that we can price it right and sell it to enough people so that the company will succeed. We have a minimal number of units to date in establishing proof of concept. Further, ElectroniXiQ, Inc. has never turned a profit and there is no assurance that it will ever be profitable The keyless ignition is a completely new product that we have recently introduced into Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers. In addition, it is possible that no company will be able to create a keyless ignition product that generates significant sales, rendering our intellectual property worthless. The Company will only be able to create value if people are persuaded to buy a keyless ignition . This will be a challenge and if we are unsuccessful in achieving significant sales, the value of your investment will depreciate significantly.
- **Even if ElectroniXiQ, Inc. raises the maximum sought in this offering, we may need to raise additional funds in order to be able to start manufacturing operations.** ElectroniXiQ, Inc. estimates that we will require at least $50,000 to commence further commercial production of the ElectroniXiQ, Inc. Stinger. We believe that we will be able to finance the commercial production of the ElectroniXiQ, Inc. Stinger through pre-payment for orders. We believe this should be achievable but if we are unable to do so, it is possible we may need to raise additional money from bank loans, future sales of securities or some combination thereof.
- **The loss of one or more of ElectroniXiQ, Inc.'s key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, ElectroniXiQ, Inc. requires capable people to run its day to day operations. As ElectroniXiQ, Inc. grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and ElectroniXiQ, Inc. performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.
- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer or it may happen at a price that results in you losing money on this investment. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth.
- **ElectroniXiQ, Inc. could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing an exciting and innovative product. Especially public relations strategies surrounding the Stinger and Stinger Boss product. However, it is possible that marketing is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the

value of your investment.

- **ElectroniXiQ, Inc.'s current or future products could have a latent design flaw or manufacturing defect.** Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we deliver to customers. Similarly, it is possible that a defect during the manufacturing process could trigger a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.
- **Credit might not be available when ElectroniXiQ, Inc. needs it and issuing more equity to raise working capital may dilute your ownership interest or may not be possible.** ElectroniXiQ, Inc. anticipates future needs to access credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If ElectroniXiQ, Inc. cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in ElectroniXiQ, Inc. performing below expectations, which could adversely impact the value of your investment.
- **The cost of enforcing ElectroniXiQ, Inc.'s patents could prevent us from enforcing them.** Patent litigation has become extremely expensive. Even if ElectroniXiQ, Inc. believes that a competitor is infringing on one or more of our patents, it is possible we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.
- **Supplier concentration could disrupt operations.** ElectroniXiQ, Inc. relies on third parties for the supply and manufacture of the Stinger and StingerBoss, some of which are sole-source suppliers. ElectroniXiQ, Inc.'s management believes that outsourcing manufacturing enables greater scale and flexibility. As demand and product lines change, ElectroniXiQ, Inc. periodically evaluates the need and advisability of adding manufacturers to support its operations. In instances where a supply and manufacture agreement does not exist or suppliers fail to perform their obligations, ElectroniXiQ, Inc. may be unable to find alternative suppliers or satisfactorily deliver its products to its customers on time, if at all. ElectroniXiQ, Inc.also relies on third parties with whom it outsources supply chain activities related to inventory warehousing, order fulfillment, distribution and other direct sales logistics .
- **Inventory Management Risk can present an added cost to business that could impair cash flow and net income.** If ElectroniXiQ, Inc. is unable to manage our inventory effectively, our gross margins will be adversely affected. This in turn could impair cash flow and net income and amounts available for distribution negatively impacting your investment. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and have an adverse effect on our operating results, financial condition and cash flows. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply products we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships and diminish brand loyalty. The difficulty in forecasting demand also makes it difficult to estimate our future results of operations, financial condition and cash flows from period to period. A failure to accurately predict the level of demand for our products could adversely affect our net revenues and net income, and we are unlikely to forecast such effects with any certainty in advance.
- **Supply Chain Risk.** Risks to our business include the need to effectively manage our costs and supply chain associated with global sourcing and manufacturing and the failure to manage such risks effectively can adversely impact on our results of operations. In recent years, uncertain global and regional economic conditions have affected international trade and caused a rise in protectionist actions around the world. These trends are affecting many global manufacturing and service sectors. Where trade protection measures are implemented, we believe that we have the ability to develop, over a period of time, adequate alternative sources of supply for the products obtained from our present suppliers. If events prevented us from acquiring products from our suppliers in a particular country, our operations could be temporarily disrupted and we could experience an adverse financial impact. However, we believe we could abate any such disruption, and that much of the adverse impact on supply would, therefore, be of a short-term nature, although alternate sources of supply might not be as cost-effective and could have an ongoing adverse impact on profitability.
- **There could be other patents or intellectual property in existence that we could be infringing on or that will prevent us from sublicensing our intellectual property** Although we have yet to find a patent upon which we believe our products infringe other than the ones for which we have obtained an exclusive license, such a patent could exist either in the United States or abroad. Moreover, it is possible that the holders of patents for other devices that are similar to our product will sue for infringement even if our products do not infringe. It is also possible that we are mistaken in our belief of non-infringement. Because of the inherent uncertainties in patent law and the associated costs of litigation, we may choose to settle these lawsuits instead of litigating them, or we may choose to litigate them. A settlement will likely have a negative impact on the value of the Company as will a defeat in litigation. Regardless of the outcome, the time we spend addressing patent issues will take away from the time we can spend executing our business strategy. As a result, even if we win an infringement challenge, the Company and your investment may be significantly and adversely affected by the process. If we lose an infringement action, we may be forced to shut down our operating subsidiary, pay past damages and future royalties on our products, and/or reduce the royalty rates for any sublicenses we grant to our intellectual property. Any of these contingencies could significantly and adversely affect the value of your investment in the Company.
- **Our new products could fail to achieve the sales traction we expect** Our growth projections are based on an assumption that we will be able to successfully launch other competitive products that may be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new product will fail to gain market acceptance for any number of reasons. If the new product fails to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.
- **We may face technological challenges** We may discover that the optimal retail price points for keyless ignition is below where we can sustainably price our current low-cost architecture. That could necessitate the development of a new product architecture that could take years to go from concept to product. It is possible that during the development of this next generation product, one or more issues may arise that could cause us to abandon it. This could happen at any point in the development cycle and could result in a significant delay to achieving the lower-priced product line. Many of our growth assumptions are tied to our ability to deliver a mass

consumer product. If we need to develop a completely new product line to meet that requirement, that could create significant delays and adversely impact the value of your investment.

- **The nature of the product means there is some likelihood we will face product liability lawsuits** We sell a product that controls a moving electric or gas vehicle. We have never been sued, but the possibility does exist. If our product is shown to be defectively designed or manufactured, then we may be forced to pay significant awards, undertake a costly product recall, and/or redesign the product. These costs could bankrupt the Company, which would significantly reduce the value of your investment.
- **We rely on third parties to provide services essential to the success of our business** We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, website design, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on a single partner based in China to source and assemble our printed circuit boards. A disruption in this partner's operations or at one of our key suppliers could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.
- **We are subject to changes in foreign currency exchange rates.** If the U.S. dollar becomes significantly weaker compared to the foreign currencies , our keyless ignition products will likely cost us more to purchase and adversely impact the economics of our business and your investment. Additionally, there has been, and may continue to be, volatility in currency exchange rates as a result of the United Kingdom's June 23, 2016 referendum in which voters approved the United Kingdom's exit from the European Union, commonly referred to as "Brexit." Any international revenues and expenses generally are derived from sales and operations in foreign currencies, and these revenues and expenses could be affected by currency fluctuations, specifically amounts recorded in foreign currencies and translated into U.S. Dollars for consolidated financial reporting, as weakening of foreign currencies relative to the U.S. Dollar adversely affects the U.S. Dollar value of the Company's foreign currency-denominated sales and earnings. Currency exchange rate fluctuations could also disrupt the business of the independent manufacturers that produce our products by making their purchases of raw materials more expensive and more difficult to finance.
- **We rely on the timely payment of accounts receivable by our resellers, some of whom may go out of business with debts outstanding to us** We may in the future extend credit terms to some of our retail partners in the United States. As a result, it is possible that we are doing business today with retailers that will go out of business in the near future. Moreover, even if they do not go out of business, these retailers could refuse to pay debts owed to us, forcing us to pursue a lengthy legal process to collect these debts. Not only would such a scenario be expensive, but it would greatly delay the collection of cash that we may need to fund our business. The shuttering of a significant number of our retailers could leave us with an unexpected reduction of cash and a diminished ability to sell product in the market. This could curtail our growth and adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Karlos Walkes, 39.0% ownership, common stock
- Florien Meier, 39.0% ownership, common stock

Classes of securities

- Voting Common Stock: 2,387,250

Voting Common Stock

The 50,000,000 of voting shares currently authorized include 2,387,250 voting shares that have been issued and 128,500 convertible notes that will convert to voting shares upon a qualified capital raise of $500,000.

Authorized Shares

The Corporation is authorized to issue a total of 90,000,000 shares of the same class with no par value. The Board of Directors is authorized to establish one or more classes or series of shares of the Corporation's stock, setting forth the designation of each such class or series, and fixing the preferences, limitations, and relative rights of each such class or series.

(a) The total number of shares of stock that the Corporation shall have authority to issue is 90,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 50,000,000 are designated as Voting Common Stock ("Voting Common Stock"), and 40,000,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) Voting Rights.

(i) Voting Common Stock. Except as otherwise required by law or these Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Non-Voting Common Stock. Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares ofNon-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Dividend Rights

Subject to preferences that may be granted in the future, holders of shares of Non-Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Stock and any additional classes of preferred stock that we may designate in the future.

- Non-Voting Common Stock: 0

Authorized Shares

The Corporation is authorized to issue a total of 90,000,000 shares of the same class with no par value. The Board of Directors is authorized to establish one or more classes or series of shares of the Corporation's stock, setting forth the designation of each such class or series, and fixing the preferences, limitations, and relative rights of each such class or series.

(a) The total number of shares of stock that the Corporation shall have authority to issue is 90,000,000 shares of common stock having a par value of $.01 per share ("Common Stock") of which 50,000,000 are designated as Voting Common Stock ("Voting Common Stock"), and 40,000,000 are designated as Non-Voting Common Stock ("Non-Voting Common Stock"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) Voting Rights.

(i) Voting Common Stock. Except as otherwise required by law or these Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) Non-Voting Common Stock. Except as otherwise required by law, shares ofNon-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares ofNon-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Dividend Rights

Subject to preferences that may be granted in the future, holders of shares of Non-Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Non-Voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Non-Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Stock and any additional classes of preferred stock that we may designate in the future.

- Convertible Notes: 128,500

Voting Rights *(of this security)*

The holders of the Convertible Notes shall have no Voting rights until the terms to convert to Class A Voting Common Stock are satisfied. Thereafter, converted into Class A Voting Common Stock shares, the shares are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

The Convertible Notes shall have no dividend rights until converted to Class A Voting Common Stock pursuant to the terms of the instrument. After conversion, subject to preferences that may be granted in the future, holders of shares of Class A Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, convertible note holders shall have rights equal to other general creditors of the Company. However, these rights shall cease upon conversion to Class A Common Voting Stock and thereafter upon any dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Convertible Notes after conversion to Class A Voting Common Stock may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares, Preferred Shares and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

The shares issued by this offering are nonvoting common shares. As a minority holder of nonvoting common shares, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Each Investor's stake in ElectroniXiQ, Inc. could be diluted due to the Company issuing additional shares. In other words, if the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If ElectroniXiQ, Inc. decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of ElectroniXiQ, Inc. or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

2017 is the first year of generating significant revenue after proof of concept. Based on our forecast, with the liquidity of the anticipated full raise amount, revenues are anticipated to increase as the raise will allow an inventory of goods for sale to be maintained for larger customer orders.

What we learned is the versatility of our software driven process allows for flexibility in the market. This software backend enables is to adapt the Stinger to the customer's needs. This is why XiQ has developed different Stinger models to engage various light vehicles currently used in fleets. The software allows for the adaptation of functionality without the burdensome cost of product redesign. The following

Stinger models introduce functionality enhancements that create immediate benefits for any fleet administrator or manager.

STINGER MODELS

- Stinger Classic for Electric Vehicles and Machines
- Stinger RXV for E-Z-GO RXV Carts
- Stinger SLV for Gas Vehicles
- Stinger BOSS for more powerful utility carts
- Stinger Flo for eradicating buttons on dashboard configurations

As you see by the following figures, the Classic sells best. This confirms assumed electric vehicle adoption trends by the market. Also, the figures relating to other models shows market opportunity and justification for product versatility and adaptability.

2017 Unit Sales by Model

	Units	%
Universal/Classic	214	79%
SLV	7	3%
Boss	8	3%
RXV	41	15%
Total	270	

2017 Dollar Sales by Model

	Units	%
Universal/Classic	$38,329	75%
SLV	$1,720	3%
Boss	$2,433	5%
RXV	$8,755	17%
Hardware Sales	$51,237	
Shipping/ Handling	$793	
Total Sales	$52,030	

2017 Avg. Price by Model

	Units
Universal/Classic	$179.11
SLV	$245.71
Boss	$304.13
RXV	$213.54
Avg. Price	$189.77

2017 Sales confirm our resulting assumption of focusing on fleet and manufacturer sales. Especially when trying to achieve faster scalable sales. Please note, lower cost software adjustment allows for increasing functionality and services that add more value. Review the following list of growing product opportunities for the consumer.

FLEET MANAGEMENT BENEFITS

Easily installed and operated fleets

Lost and misplaced keys are no longer a problem

A new level of internal and external security for shared-key activated vehicles

Affordable software-driven multi-functional smart device support by Bluetooth upgradeable firmware

Vehicle location can be tracked by drivers, management and fleet owners

Code management contributes to more efficient use of time for administrators

Functions as an adaptive and dynamic system instead of a static access or activation key

Designed for versatile functionality for various vehicle and machine categories

Mobile capabilities

Possible discounts/deals on insurance premiums due to enhanced security for fleets, etc.

A Closer Look at the Numbers

2017 is the first full year of generating revenue and thus looked at as proof of concept year. Below are some of the highlights for 2017:

Revenue

2017 sales of $52,030 are 30x higher than 2016 sales of $1,720. The company sold 270 stinger units in 2017 versus just 9 in 2016. ElectroniXiQ was able to foster strong relationships with golf carts/utility vehicles dealers across the United States: 44 out of XiQ' s 46

clients were wholesale dealers/distributors, with 9 of the biggest distributors purchasing 10 units or more. And despite only selling 21 of the total 270 units sold to end-users, Atlantic Station, one of the prominent Atlanta metro area micro-cities/mixed used developments, purchased 19 units to have all their fleet retrofitted with the Stinger.

Cost of sales

2017 cost of sales were $31,032 versus $3,582 in 2016. The increase is primarily due to unit sales being 30X higher in 2017. Cost of sales includes COGS, outsourced direct labor, manufacturing overhead related costs, shipping and other direct costs. COGS include core components used in the assembly of each unit: plastic enclosure, PCB (printed circuit board), and keypads, along with other components (cables, fuses, bolts/nuts, etc.).

Gross margins

2017 gross profit was $20,998 (41% margin) versus a loss in 2016. The loss in 2016 was mainly due to higher direct costs incurred in the first 9 units that the company sold.

Expenses

2017 expenses of $107,364 were 3X higher than 2016 expenses of $33,162. Included in this "Expenses" category are general administrative expenses, sales and marketing, and R&D expenses. 2017 general and administrative expenses increased $74K versus 2016. Most of this increase comes from vesting of shares from stock-based award compensation agreements ($47K), payroll ($15K), higher accounting, professional and legal fees (around $6K higher), and higher office related expenses (around $1.5K higher). Sales and marketing expenses were $3.4K higher in 2017, primarily due to increased business development and promotional efforts. R&D remained flat in 2017.

Financial Milestones

The company is investing for continued growth of the brand, and operating leanly has generated only a modest loss in 2017. Management currently forecasts 2018, 2019 and 2020 revenue of $1.2 million, $3.6 million and $7.6 million, respectively, and believes the company will generate positive net income beginning in 2019.

Here are milestones that serve as our objectives for growth.

The Strategic 3 Point Plan For Corporate Fleet Implementation:

The following directives plot a clear path in which we engage our partnership with highly scalable corporate fleets.
1. Identify and support top fleet priorities.

- *Accountability*
- *Asset Location*
- *Access Management*
- *Asset Maintenance*
- *Equipment & Machine Performance*

2. Specify initial targets or methods of engagement to achieve fleet management initiatives.

3. Phases of implementation that introduce XiQ technology to these targets.

Common Identified Priorities:

1. The location serves as a hub and launch pad for technological innovation. Especially through the support of other participating departments.

2. Location leadership strives to uphold a reputation and position of a highly ranked top quality institution.

3. There are objectives to attract and maintain meaningful relationships with the world's best clients, organizations, and companies.

FLEET ENGAGEMENT PROCESS

Targets of Engagement:

The following areas and opportunities are usual promising initial targets for technological implementation. Enabling these particular locations with supportive XiQ innovation will be the start of a relationship that enhances the technological presence on the designated location.

- On-Site Parking and Transportation light vehicles
- Off-Site engagement light vehicles
- Special event vehicles

XiQ Phases of Developmental Implementation:

In order to implement new technology carefully and successfully, XiQ proposes introducing our innovation in stages. Each stage will allow for developmental input and progress monitoring.

- Hardware Phase: The first stage of enabling light vehicles with next generation functionality.
- Mobile Phase: The second stage involving smartphone operations with light vehicles.
- IoT Phase: Asset tracking and analytics for light vehicle fleets. (QixSys)

Sales Channel Engagement: Previous focus has been on dealer sales channels. As we move forward, additional channels and methods are engaged to achieve further growth.

- Dealer Sales Channel

- Corporate Sales Channel (Fleets)
- E-Commerce Sales Channel

Take a look at the following projections for Stinger Sales in various fleet categories throughout progressive years.

2017		2018		2019		2020	
Stinger Only	$58,635	Stinger Only	$961,100	Stinger Only	$2,575,220	Stinger Only	$5,503,274
QixSyS	$0	QixSyS	$308,000	QixSyS	$1,031,240	QixSyS	$2,133,328
Total Revenue	$58,635	Total Revenue	$1,269,100	Total Revenue	$3,606,460	Total Revenue	$7,636,601
Stinger Units Sold	305	Stinger Units Sold	3,235	Stinger Units Sold	9,872	Stinger Units Sold	21,472
QixSyS Units Sold	0	QixSyS Units Sold	1,232	QixSyS Units Sold	4,632	QixSyS Units Sold	9,990
QixSyS Coverage	0%	QixSyS Coverage	38%	QixSyS Coverage	47%	QixSyS Coverage	47%
% of Retail/End User Units	15%	% of Retail/End User Units	76%	% of Retail/End User Units	32%	% of Retail/End User Units	22%
% of Wholesale Units	85%	% of Wholesale Units	24%	% of Wholesale Units	68%	% of Wholesale Units	78%
Avg. Price- Stinger	$192	Avg. Price- Stinger	$297	Avg. Price- Stinger	$261	Avg. Price- Stinger	$256
Avg. Price- QixSyS	$0	Avg. Price- QixSyS	$250	Avg. Price- QixSyS	$223	Avg. Price- QixSyS	$214

		2017			2018			2019			2020
Segment	Unit Sales	Market	Mkt Coverage	Unit Sales	Market	Mkt Coverage	Unit Sales	Market	Mkt Coverage	Unit Sales	Market
Golf Courses & Country Clubs	250	623,021	0.0%	105	625,179	0.1%	1,164	622,035	0.2%	4,047	615,596
Universities & Movie Studio Lots	10	21,800	0.0%	160	21,925	0.8%	546	22,050	3.2%	1,217	22,175
Airports & Micro Cities	25	3,800	0.7%	70	4,420	2.1%	349	5,120	8.7%	794	5,900
Apts/Retirement Communities	0	139,000	0.0%	75	154,000	0.0%	1,363	170,000	0.8%	2,414	187,000
Rest of Fleet Segment	0	168,394	0.0%	2,150	194,762	1.1%	2,000	221,508	1.9%	2,500	249,762
The Villages, FL	0	69,000	0.0%	300	73,000	0.4%	2,500	79,000	3.5%	5,000	85,000
Peachtree City, GA	20	12,750	0.2%	375	13,500	2.9%	1,450	14,500	12.7%	2,500	15,500
Rest	0	36,409	0.0%	0	49,903	0.0%	500	62,009	0.8%	3,000	75,385
Total	305	1,074,174	0.0%	3,235	1,136,689	0.3%	9,872	1,196,222	1.1%	21,472	1,256,318

The company is investing for continued growth of their products, technologies, and brand, and has operated leanly for the past two years. 2017 was a proof of concept year that saw unit sales 30x higher than 2016. Below are some of the future milestones the company is projecting:

2018

Estimated total addressable market (TAM)

Number of Golf Carts in the U.S.	1.1M units
Number of ATVs/UTVs in the U.S.	11.7M units

Projected sales

Dollar Sales $1.2M

Stinger unit sales 3.2K

Outlook

The company is projecting unit sales of 3.2K for their product line, the Stinger. This would make unit sales for 2018 11X higher than 2017 (270 units). At an average of $300 per unit, Stinger sales should make up about $950 thousand of the sales target, with the additional $300 thousand coming from the QixSyS, the company's fleet management technology.

Milestones

- First fleet customer with over 2,000 units (Miami Dade)
- First deployment of the QixSyS technology
- First 600 units sold to The Villages (FL) and Peachtree City (GA) golf cart communities (estimated 86K vehicles in total)
- First major state university installs Stingers in almost all its fleet

2019

Estimated total addressable market (TAM)

Number of Golf Carts in the U.S. 1.1M units

Number of ATVs/UTVs in the U.S. 12.3M units

Projected sales

Dollar Sales $3.6M

Stinger unit sales 9.8K

Outlook

For 2019, the company projects 9.8K stinger unit sales, 3X higher than 2017 projected unit sales. In dollar terms, Stinger sales will make up about $2.6M of the total sales target. The additional $1M in sales is projected to come from the QixSyS technology, as in anticipated that 1 in 3 Stingers will have a QixSyS paired to it.

Milestones

- QixSyS technology deployed on almost half of vehicles with Stingers
- Stinger penetration in The Villages (FL) and Peachtree City (GA) reaches 18% of golf cart total addressable market. It is estimated that resident of these 2 golf cart communities will own over 90 vehicles by 2019.

2020

Estimated total addressable market (TAM)

Number of Golf Carts in the U.S. 1.2M units

Number of ATVs/UTVs in the U.S. 12.8M units

Projected sales

Dollar Sales $7.6M

Projected Stinger unit sales 21.4K

Outlook

With a projection of almost 22K stinger unit sales. With over 50% those units being paired with a QixSyS, the company projects $7.6M sales for 2020.

Milestones

- QixSyS technology deployed in over 65% of vehicles with Stingers, and 80% of fleet vehicles
- Stinger penetration in The Villages (FL) and Peachtree City (GA) reaches 37% of the golf cart total addressable market.

Liquidity and Capital Resources

ElectroniXiQ, Inc. is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If ElectroniXiQ, Inc. is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Existing convertible notes bearing 10% interest will convert to equity upon any capital raise of $500,000 (including from this and any follow-on offering).

Indebtedness

As of December 31, 2017 the Company had the following debt: Accounts payable $ 2,332 Revolving credit $ 11,705 Kabbage Line of Credit loan $ 18,360 Convertible Notes (principal) $128,500 Convertible Notes (accrued interest) $ 15,979 Related Party Loan $ 5,500 Total Debt $183,647 $75,000 out of the total debt of $183,647 is classified as current on the balance sheet. Convertible Notes As of December 31, 2017, the Company's debt is primarily composed of $144,479 ($128,500 of convertible debt and $15,979 accrued interest) in convertible notes. These notes bear an interest rate of 10% per annum and varied maturity dates ranging from October 31, 2018 to October 24, 2020. Interest on these notes are accrued monthly and will be paid in arrears at maturity, if no conversion takes place. The current portion (notes due within the next 12 months) of these convertible notes are reported under the current liabilities section of the balance sheet. Equity conversion of these notes is triggered by a qualified equity raise of at least $500,000. Information of Convertible Note Holders $15,000, Robin and Orvin Holland; Atlanta, GA; February 3, 2020 maturity date $15,000, Francis Omoah, Long Beach, CA; March 21, 2020 maturity date $10,000, James Leppert, Dickey, ND; April 4, 2020 $10,000, Sule and Cecily Welch, Atlanta, GA; December 17, 2018 $10,000, John Wilson, Atlanta, GA; December 17, 2018 $10,000, Chris Yueh, Atlanta, GA; November 11, 2019 $10,000, Jim Heuvelman, Brookhaven, GA; October 24, 2020 $5,000, Fred Perry, Atlanta, GA; Atlanta, GA; October 1, 2018 $5,000, Justin Richards, Decatur, GA; December 17, 2018 $5,000, Anthony Buccellato, Atlanta, GA; April 20, 2019 $5,000, David English, Tifton, GA; May 9, 2019 $5,000, Steven Vick, Gainesville, GA; May 31, 2019 $5,000, David Colgan, Atlanta, GA; August 16, 2019 $5,000, Willie/Saleema Cartwright, Lawrenceville, GA; October 7, 2019 $2,500, Stephen Jayaraj, Atlanta, GA; August 15, 2019 $1,000, Gudrun Gabriel, Smyrna, GA; Smyrna, GA; August 19, 2019 Capital One Business Credit Card and Kabbage Line of Credit The Company also uses a business credit card issued by Capital One. As of December 31, 2017, the balance on this credit card was $11,705. In August 2017, the Company took out a loan from Kabbage in the amount of $24,000. The loan, payable in one year, bears an interest rate of 16.5% per annum. Installments of $2,300 (principal plus interest) are due monthly. The loan is expected to be repaid by August 30, 2018. Related Party Transaction Included under "Other" on the current liabilities section of the balance sheet, there is a $5,500 loan from Steven Hickson, the Company CFO and one of its shareholders. The Company has total indebtedness of $183,647 including outstanding convertible debt totaling $128,500. The notes bears interest of 10% per year, which is accruing and payable at the end of their term with the balance due at maturity on July 30, 2019. The existing convertible notes bearing 10% interest will convert to equity upon a capital raise of $500,000. Current interest due under the notes and included in the $183,647 indebtedeness totals $15,979 at 12/31/2017. Additional debt owed includes the following: Accounts payable, $2,332 Revolving Credit, $11,705 Kabbage Line of Credit loan, $18,360 Related Party Loan, $5,500 Other, $1,271 $75,000 of the total debt of $183,647 is classified as current on the balance sheet.

Recent offerings of securities

- 2017-01-01, Reg D of the Securities Act, 128500 Convertible Notes. Use of proceeds: The Company previously entered into Convertible Note agreements with various individuals totaling $128,500 due to its needs for operating capital. With the funds received the Company has demonstrated proof of product concept and to begin sales distribution. Additional capital is sought herein this CF offering to further expand sales and order fulfillment. As of December 31, 2017, the Company's debt included $128,500 of convertible debt (and $15,979 accrued interest) in convertible notes. These notes bear an interest rate of 10% per annum and varied maturity dates ranging from October 31, 2018 to October 24, 2020. Interest on these notes are accrued monthly and will be paid in arrears at maturity, if no conversion takes place. The current portion (notes due within the next 12 months) of these convertible notes are reported under the current liabilities section of the balance sheet. Equity conversion of these notes is triggered by a qualified equity raise of at least $500,000. Information of Convertible Note Holders $15,000, Robin and Orvin Holland; Atlanta, GA; February 3, 2020 maturity date $15,000, Francis Omoah, Long Beach, CA; March 21, 2020 maturity date $10,000, James Leppert, Dickey, ND; April 4, 2020 $10,000, Sule and Cecily Welch, Atlanta, GA; December 17, 2018 $10,000, John Wilson, Atlanta, GA; December 17, 2018 $10,000, Chris Yueh, Atlanta, GA; November 11, 2019 $10,000, Jim Heuvelman, Brookhaven, GA; October 24, 2020 $5,000, Fred Perry, Atlanta, GA; Atlanta, GA; October 1, 2018 $5,000, Justin Richards, Decatur, GA; December 17, 2018 $5,000, Anthony Buccellato, Atlanta, GA; April 20, 2019 $5,000, David English, Tifton, GA; May 9, 2019 $5,000, Steven Vick, Gainesville, GA; May 31, 2019 $5,000, David Colgan, Atlanta, GA; August 16, 2019 $5,000, Willie/Saleema Cartwright, Lawrenceville, GA; October 7, 2019 $2,500, Stephen Jayaraj, Atlanta, GA; August 15, 2019 $1,000, Gudrun Gabriel, Smyrna, GA; Smyrna, GA; August 19, 2019

Valuation

$2,387,250.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value and is based upon the 2,387,250 voting shares outstanding and the 107,000 nonvoting shares offered herein at $1.00/share. While results cannot be assured, this opinion is based on estimates described herein this offering due to the significant size of Car/Light Vehicle Market opportunity as described herein this offering which frequently do not utilize keyless ignition devices such as the Stinger. We have received positive feedback on the Stinger and now need additional capital for marketing and order fulfillment. As previously described, our focus is on the non-automotive light vehicle market. These vehicles and machines (Construction, golf, utility, and recreational vehicles) may be activated and operated with the same key creating the following issues: •Vehicles are easily stolen and/or vandalized •Vehicles are a challenge to track in large fleets •Battery power is difficult to monitor and manage accurately •Current ignition systems utilize outdated key activation instead of a remote system used by most autos •There is no warning system for a loss of power •Vehicles have no alarm system •Other “security measures” are either too inefficient for fleets or are difficult to install Needed Solution: The Stinger •A new level of security for shared-key activated vehicles

USE OF PROCEEDS

Offering Max - $10,000 (Use of Proceeds Table)

$10,000 less 6%	9,400
Product Inventory	$4,000
Legal	$1,000

Debt Repayment	$2,000
Marketing & Other	$1,000
Operating Reserve	$1.400

Offering Max - $107,000 (Use of Proceeds Table)

$107,000 less 6%		100,580
Less SE Expenses	$4,000	$96,580
Product Inventory		$15,000
Payroll		$50,000
Legal		$6,000
Current Debt Repayment		$18,520
Marketing & Other		$5,000
Operating Reserve		$2,060

We are seeking to raise a minimum of $10,000 and up to $107,000 (target amount) in this offering through Regulation Crowdfunding. If we manage to raise our target amount of $107,000, we believe the amount will last us 1 years and plan to use the net proceeds of approximately $96,580 over the course of that time as described above to secure additional orders. We anticipate expanding the small online offering at a later date to raise up to $1,070,000 to further build out the business and expand distribution

Offering Max - $1,070,000 (Use of Proceeds Table)

$1.0M+ Investment		
Product Inventory	$260,270	26%
Payroll Costs	$245,013	25%
R&D and App Development	$199,763	20%
Patent Costs	$60,000	6%
Current Debt Repayment	$18,520	2%
Marketing & Other	$116,434	12%
Operating Reserve	$100,000	10%
	$1,000,000	

Specific allocation of listed proceeds;

<u>Product Inventory:</u>

Initial 2,000 Stinger units for Miami Dade Fleet project.

<u>Payroll:</u>

50% of payroll costs for 10 headcount in 2018.

<u>R&D and App Development:</u>

100% of 2018 R&D and application & software development projected costs.

<u>Patent Legal Fees:</u>

100% of 2018 projected cost.

<u>Debt Repayment:</u>

Short term business line of credit repayment

Proceeds used for product development are allocated for the following detailed phases.

XiQ Product Roadmap			
Product Name	Description	Release Status	Notes
Stinger Classic	Keyless Ignition System For Electric	In Manufacturing	
Stinger RXV	Keyless Ignition System for EZ-GO RXV	In Manufacturing	
Stinger SLV	Keyless Ignition for Gas	In Manufacturing	
Stinger BOSS	Keyless Ignition for carts with high current starter (<20 Amps)	In Manufacturing	
DropQix	Bluetooth control for vehicle slave loads	Designed but not yet released	
QixSys	RF communication based on Lora	in development	ready for 2nd trial prototype testing at Akins Ford
Stinger Flo	Stinger installation with backplate	In Manufacturing	
unnamed	Load control panel for small electric vehicles	concept only	this panel would control multiple slave loads via Bluetooth comms
QixCell	Internal to battery on/off control and Bluetooth monitor	concept only	this product would require mfg agreement with a battery manufacturer
unnamed	External to battery on/off control and Bluetooth monitor (<20 Amps)	in development	would monitor both voltage and current; and control on/off via smartphone
unnamed	External to battery on/off control and Bluetooth monitor (<270 Amps)	concept only	would monitor both voltage and current; and control on/off via smartphone

Pending Opportunities for Conversion of Proceeds to Profit

<u>Initial Targets</u>

Government: Miami-Dade

Manufacturer: Star EV

End Consumer/Dealer: The Villages, PTC

Opportunity	Total Sales	Total COG	Profit	Total Operational Cost	**Total Profit**
Miami Dade FL (150)	$113,750	$35,257	$78,493		
StarEV (500/Q)	$290,000	$122,980	$167,020		
PTC/Villages (10^{Q1}, 24^{Q2}, 24^{Q3}, 24^{Q4}) [82]	$20,500	$7,306	$13,194		
			$258,707	$44,000	**$214,707**

<u>Target Scale of Opportunity</u>

Miami-Dade: 2000 vehicles

Star EV: A JH Global manufacturer

The Villages, PTC: ~80K carts collectively

https://golfcarting.com/top-10-golf-cart-cities-united-states-2016/

Opportunity Plan of Action

Resources to supply demand

Manufacturing: (EFB) Electric Fuel Battery Corporation

Fulfillment: (FSI) Fulfillment Strategies International

Support: Dealer, Independent Service Contractor

Irregular Use of Proceeds

Yes, the Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary to existing founders and employees.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to ElectroniXiQ, Inc. or its officers or directors.

Compliance failure

ElectroniXiQ, Inc. has not previously failed to comply with Regulation CF.

Annual Report

ElectroniXiQ, Inc. will make annual reports available at www.electronixiq.com on the Investors Tab and Financials in the drop down menu. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ElectroniXiQ, Inc.

[See attached]

I, **Karlos Walkes**, the **Principal Executive Officer** of **Electronixiq, Inc.,** hereby certify that the financial statements of **Electronixiq, Inc.** and notes thereto for the period ending December 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Please note that **Electronixiq LLC** converted to **Electronixiq, Inc**. in June 2017. **Electronixiq LLC** reported a net loss (through January to June 2017) of $53,604. **Electronixiq, Inc**. reported a net loss (through July to December 2017) of $46,572.

For the year 2017 the amounts reported on our tax returns were total loss of $100,176; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1/9/17.

ELECTRONIXIQ, INC.

By_KWalkes_

Name: Karlos Walkes

Title: CEO

E-mail: karlos@teamxiq.com

ElectroniXiQ

BALANCE SHEET (unaudited)

December 31, 2017 and 2016

	12/31/2017	12/31/2016
Assets		
Current assets		
Cash	$11,905	$5,065
Accounts receivable	$420	$0
Inventory	$21,065	$16,385
Prepaid expense	$0	$0
Other current assets	$285	$0
Total current assets	**$33,675**	**$21,449**
Property and equipment, net	$9,566	$7,350
Intangible assets, net	$36,311	$4,336
Other assets	$0	$0
Total assets	**$79,552**	**$33,136**
Liabilities & Equity		
Current liabilities		
Accounts payable	$2,332	$0
Lines of credit	$30,065	$3,379
Deferred revenue	$0	$0
Notes payable- current	$36,281	$0
Other	$6,770	$1,216
Total current liabilities	**$75,449**	**$4,595**
Notes payable- long term, net of current portion	$108,198	$78,939
Total liabilities	**$183,647**	**$83,534**
Equity		
Contributions	$0	$1,315
Common Stock (2,387,250 shares @$0.01 par value)	$23,873	$0
Additional Paid-In-Capital- Incentive Stock	$46,480	$0
Discount on Common	($22,558)	$0
Retained Earnings (Accumulated Losses)	($51,714)	($11,326)
Current Period Income (loss)	($100,176)	($40,388)
Total Equity	**($104,095)**	**($50,399)**
Total liability and equity	**$79,552**	**$33,136**

XiQ

ElectroniXiQ

STATEMENT OF OPERATIONS (unaudited)

For the year ended December 31, 2017 and 2016

	Total 2017	Total 2016
Revenues	$52,030	$1,720
Cost of revenues	$31,032	$3,582
Gross profit	$20,998	($1,862)
Operating expenses		
General and administrative	$76,554	$2,536
Sales and marketing	$4,848	$1,442
Research & development	$25,961	$29,184
Total operating expenses	$107,364	$33,162
Operating income/ (loss)	($86,365)	($35,024)
Other (income)/ expense		
Interest expense	$13,350	$5,034
Other miscellaneous expense	$461	$330
Total other (income) expense	$13,811	$5,364
Net income (loss)	**($100,176)**	**($40,388)**

ElectroniXiQ
STATEMENT OF CASH FLOWS
(unaudited)
For the year ended December 31, 2017

	2017
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income (loss)	($100,176)
Adjustments to reconcile net income (loss) to net cash	
Depreciation and amortization	$10,821
Stock Based Compensation	$46,480
Changes in operating activities	
Accounts receivable	($420)
Inventory	($4,680)
Accounts payable	$2,332
Other payables	$32,241
Net cash used in operating activities	($13,402)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	($4,607)
Purchase of intangible assets	($30,150)
Deposits and other	$0
Net cash used in investing activities	($34,757)
CASH FLOW FROM FINANCING ACTIVITIES	
Proceeds from notes payable	$55,000
Repayment of notes payable	$0
Net cash provided from financing activities	$55,000
Increase (decrease) in cash	$6,840
Cash at beginning of year	$5,065
Cash at end of year	$11,905

ElectroniXiQ

STATEMENT OF EQUITY (unaudited)

As of December 31, 2017

	Common Stock		Paid-In-Capital	Retained Earnings		
	Shares	Par Value	(Discount on Common)	(Accumulated Losses)	Other	Total
Balance @ December 31, 2016	**0**	**$0**	**$1,315**	**($51,714)**	**$0**	**($50,399)**
Common Shares issued (post conversion)	2,387,250	$23,873				$23,873
Paid-In-Capital						$0
Paid-In-Capital- Incentive Stock			$46,480			$46,480
Discount on Common Stock			($23,873)			($23,873)
Current Period Net Income (Loss)				($100,176)		($100,176)
Balance @ December 31st, 2017	**2,387,250**	**$23,873**	**$23,923**	**($151,890)**	**$0**	**($104,095)**

ACCOMPANYING NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

ElectroniXiQ was formed on April 15, 2015 ("Inception") in the State of Georgia as a Limited Liability Company (LLC). The company converted to a Georgia corporation on May 19, 2017.

The company converted from a LLC to a corporation as per section 14-2-1109.2 of the Georgia code, which allows for a simplified conversion method technically known as "statutory conversion". This simplified method automatically transfers your LLC's assets and liabilities to the new corporation, without the need to dissolve the LLC; instead, there is a "continuation of the existence" of the business in the new form of a corporation. For financial statement purposes, the conversion date used was 6/30/2017, which is the last day of the month on which the business conversion application was filed.

ElectroniXiQ (which may be referred to as the "Company", "we," "us," or "our") financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the city of Avondale Estates, in the state of Georgia.

ElectroniXiQ produces and develops vehicle activation and engagement technologies. The company's main product, the Stinger, replaces key ignition systems currently in use on golf carts, ATVs (all-terrain vehicles), UTVs (utility vehicles) and other similar vehicles. The Stinger generates a secured PIN code that starts the vehicle instead of the vehicle's conventional key. The Stinger app interfaces with the Stinger unit to provide secured mobile activation and user engagement. The company is currently developing additional features and technologies compatible with existing Stinger models, as well as future hardware and/or software.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2017, the company had a combined cash bank balance of $11,905.

Accounts Receivable
Accounts receivable are reported net of allowance for bad debts. This amount represents the amount management expects to collect from outstanding balances. As of December 31, 2017, only one invoice for $420 was outstanding. Also, the company has not recorded any allowance for bad debts, as all sales have been collected.

Inventories
Inventories consist primarily of assembled units, and/or components necessary for the assembly of products. Components are primarily plastic enclosures, printed circuit boards, and keypads needed to manufacture all "Stinger" models. Inventories are recorded using the FIFO (first-in, first-out) method.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the useful life of the asset. The only asset recorded under this line item is a plastic mold tooling needing in the production of the plastic enclosures that go into each product unit. Useful life for this equipment is estimated at 60 months.

Intangible Assets
The company capitalizes patent related costs and mobile app/software development costs under Intangible Assets. As of December 31, 2017, the only amortization expense recorded was related to mobile app/software development costs. These costs are amortized using the straight-line method over an estimated useful life of 24 months.

Revenue Recognition
The Company recognizes revenues from sales of stinger units and/or other products/services directly to consumers, retailer, or wholesaler when (a) persuasive evidence that an agreement exists; (b) the products have been shipped and/or services have been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock award has been estimated on the date of grant using a revenue multiple valuation model.

Cost of Revenues
Cost of Revenues include all manufacturing related costs (direct materials, direct labor and manufacturing overhead), shipping and handling, and all other costs directly related the production and sales of stinger units.

Research and Development
Product development costs are incurred during the process of researching, testing, and developing products and technologies and future manufacturing processes.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Georgia state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation.

NOTE 3 – PROPERTY AND EQUIPMENT

As of December 31, 2017, property and equipment consisted of the following:

	2017	**2016**
Equipment	$11,957	$7,350
Computer & Software	$0	$0
Furniture & Fixtures	$0	$0
Leasehold Improvements	$0	$0
Total Property & Equipment	$11,957	$7,350
Accumulated Depreciation	($1,196)	$0
	$10,762	**$7,350**

The Equipment line item pertains solely to a plastic mold tool used to make the plastic enclosures that go into the assembly of the company's core products. This mold is being depreciated on a straight-line basis with a useful life of 60 months. For 2017, the company recorded depreciation expense of $1,196. This expense is being reported as manufacturing overhead under "Cost of Revenues".

NOTE 4 – INTANGIBLE ASSETS

As of December 31, 2017, intangible assets consisted of the following:

	2017	**2016**
Patents	$15,123	$1,930
Mobile App & Software Development	$42,775	$12,625
Total Intangible Assets	$57,898	$14,555
Accumulated Amortization	($21,587)	($10,219)
	$36,311	**$4,336**

Amortization expense recorded during 2017 was $11,368 related to mobile app and software development. App and software development costs are amortized based on an estimated useful life of 24 months.

NOTE 5 – DEBT

As of December 31, 2017, ElectroniXiQ had the following debt:

	2017	**2016**
Current Liabilities		
Accounts Payable	$2,332	$0
Lines of Credit		
Capital One Business Credit Card	$11,705	$3,379
Kabbage Line of Credit	$18,360	$0
Sub-total Lines of Credit	$30,065	$3,379
Current Portion- Long Term Debt		
Convertible Notes	$30,000	$0
Accrued Interest	$6,281	$0
Sub-total Current Portion of LTD	$36,281	$0
Other		
Related Party Loan (Steven Hickson)	$5,500	$0
Other	$1,270	$1,216
Sub-total Other	$6,770	$1,216
Total Current Liabilities	$75,449	$4,595
Long Term Liabilities		
Convertible Notes- net of current portion	$98,500	$73,500
Accrued Interest	$9,698	$5,439
Total Long-Term Liabilities	$108,198	$78,939
Total Debt	**$183,647**	**$83,534**

Convertible Notes
As of December 31, 2017, the company's debt was primarily composed of $144K ($128K principal and $16K accrued interest) in convertible notes. The notes bear an interest rate of 10% per annum and varied maturity dates ranging from October 31, 2018 to October 24, 2020. Interest on these notes are accrued monthly but will be paid in arrears at maturity. The current portion (notes due within the next 12 months) of these convertible notes are reported under the current liabilities section. Equity conversion of these notes is triggered by a qualified equity raise of at least $500K.

Capital One Business Credit Card and Kabbage Line of Credit
The company also uses a business credit card issued by Capital One, As of December 31, 2017, the balance on this credit card was $11,705.

In August 2017, the company took out a loan from Kabbage in the amount of $24,000. The loan, payable in one year, bears an interest rate of 16.5% per annum. Installments of $2,300 (principal plus interest) are due monthly. The loan is expected to be repaid by August 30, 2018.

Related Party Transactions
As of December 31, 2017, the company had two related party transactions: (1) and unsecured, interest-free short-term loan for $5,500 from Steven Hickson, the company CFO and a Shareholder, and (2) a

three-year convertible note for $5,000 maturing on May 31, 2019 from Steve Vick. The unsecured loan from Steven Hickson has been recorded under "Other" on the current liabilities section of the balance sheet. Steve Vick's convertible note is contained on the "Notes Payable- Long Term" line item of the balance sheet.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. As of December 31, 2017, there were no material commitments.

NOTE 7 – STOCKHOLDERS' EQUITY

Common Stock
The company authorized the issuance of 90,000,000 shares of common stock, of which 48,000,000 are designated as voting common stock with par value of $0.01 per share, and 2,000,000 are designated a non-voting with no par value. As of February 5th, 2018, the company has currently issued 2,387,250 shares of common stock at par value of $0.01 per share.

Restricted Stock Based Compensation / Stock Award Agreements
Out of the 2,387,250 common shares issued and recorded on the equity section of the balance sheet, 1,705,179 common shares were granted to company officers on December 1, 2015 as part of a stock award agreement compensation plan. As of December 31, 2017, 1,131,557 shares had vested, resulting in the recognition of $46,480 stock-based compensation expense.

NOTE 8 – RELATED PARTY TRANSACTIONS

As disclosed under NOTE 3- DEBT, the company currently holds a short-term loan for $5,500 from Steven Hickson, one of the company's officers and shareholders, and a convertible note for $5,000 from Steve Vick, V.P of Engineering and a shareholder.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through February 5, 2018. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

XiQ is pending **StartEngine Approval.**

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Investors

$0.00
Raised of $10K - $107K goal

XiQ

Advanced vehicle and machine engagement.

Small OPO · Avondale Estates, GA · Data/Analytics · US Investors Only

Get Stung with The Stinger!

Invest in ElectroniXiQ

ElectroniXiQ has developed The Stinger, a device that brings keyless entry and security to everything from ATVs and construction vehicles to golf carts.

The existing core market issue is security. Golf/utility carts and most non-automotive motorized vehicles use the same key. **Theft is clearly a problem, an estimated $8-10 million per year problem.**

Our keyless security and engagement system is the solution.

XiQ's "Stinger" began as a result of an “aha!” moment experienced by Co-Founder/CTO, Florian Meier. While living in a large golf cart community, Florian recognized an inherent security risk faced by many cart owners... **All golf carts use the same ignition key!**

This insight led Florian to build an initial prototype, which he immediately began to sell with a local golf cart dealer. Co-Founder / CEO Karlos Walkes began to investigate other dealers' potential interest in what soon became known as the “Stinger.”

Karlos recognized a clear market need and opportunity, after conducting dealer trials and customer discovery. Through vigorous R&D, **the “Stinger” has quickly evolved into a product offering significant value and growth for the golf, construction, utility, and recreational vehicle market.**

The “Stinger” is more than just a digital “key”, it's a patented system that provides new levels of security, mobile engagement, and big data (SaaS) and IoT opportunities.

Our execution is all about evolution. The motivation behind every conceptualization, upgrade, and redesign is constant and consistent product improvement. **This applies to vehicle enhancement, product performance and user experience.**

Of the many things we do, we're thinking one thing: Be better.

This patented innovation is part of our goal to usher in a new era of keyless light vehicle and machine security, engagement and experience. XiQ's Stinger is the first of many problem-solving systems designed to convert possibilities into realities. As we grow, it's becoming increasingly clear what other exciting and dynamic possibilities XiQ will make real for our customers.

Essential Steps in the Journey

During our first year in the market, the goal was to learn as we sold. This resulted in acquiring **sales through 38 dealers across the U.S**. More importantly, we took time to learn from user experience to test the effectiveness of our evolving software core. Consequently, **our performance success rate remained very high (96-97%).**

Our team was truly able to understand what really served market needs, user experience and growth opportunity. This knowledge helped us hone our product to be prepared for successful scaling. **We identified the next sales channels** that will allow us to sell far more rapidly. **Corporate, manufacturing, distributor, governmental and e-retail channels are interested in the Stinger. We'll now need the resources to engage them.**

WELLS FARGO
BB&T

"**We purchased Stingers for our new carts.** Within one week of installation, the Stinger prevented the possible theft of our valuable property. **We can definitely see the return on our investment.**"

Customer Testimonial from Atlantic Station Multi-Use "Micro City"

Stinger Achievements and Identified Opportunities!

- The Stinger has a **presence with over 38 dealers** nationwide.
- First **global sales** with an order in Australia and Canada.
- **Beginning pilot program** for a large scale municipality management facility.
- Achieved penetration with our **first University fleet.**
- Stingers **on entire Atlantic Station micro city fleet.**
- **Early stage asset tracking system** testing successful.
- **Mobile app consumer tested** and ready for wide scale development.
- **Successfully developed versatile device** for various vehicle verticals.
- Successfully developed device that **supports efficient IoT platform.**

The Innovative and Versatile Stinger

Ready for Various Vehicles and Machines

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Stinger
electroniXiQ.com

The Stinger Operates a JLG Boom Lift

Getting "Stung" Across the USA

Our Unique Way of Getting the World "Stung" with the Stinger

The Stinger's core features initially address functionality and security for users. What truly sets it apart is that this is more than just a key or switch limited to enhancing theft deterrence. **The Stinger is a flexible and adaptive system designed to serve varied consumer needs through practical and versatile means.**

Essentially, the Stinger shifts user engagement from passive to active. This product opportunity starts with functionality, connects through engagement, and expands into experience.

Our product, the Stinger, easily replaces key ignition systems currently in use by golf carts, construction vehicles, ATVs and other similar key activated vehicles. The Stinger introduces a secure PIN code that starts a vehicle instead of a key. Our "Stinger Pro" app interfaces with the Stinger unit for mobile activation and user engagement. T**he mobile platform introduces more user security/engagement solutions for single-user carts and fleets.**

XiQ
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UVs, NEVs
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Heavy Equipment
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ATVs, ORVs
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Boats, PWCs

Our Market Penetration Strategy

Dealer Stinger Sales
Sell, Learn Improve Stinger
Test QixSys Remotes
Stinger Pro App
Expand Stinger Versatility
Stinger & QixSys On Fleets
Develop Analytics Platform
Expand Data Capturing Products
Expand Corporate Sales
Plan Consumer Package
E-Retail Sales
QixSys.com Expansion
Data Leveraging
Monetize Analytics Dashboard
Lower Hardware Cost
Saturate Markets
QixSys.com Open Network
Multiple Vertical IoT Expansion
Golf/Utility Carts
Machine & Vehicle Fleets
Construction Equipment
Automobile, Agricultural, Manufacturing, etc.
General Machine & Vehicle Markets
Introduce Innovative Security
Mobile Opportunity
Engage Corporate Pilots
Introduce Asset Tracking
QixCell & DropQix Release
QixSys.com Moves Across IoT Markets

Introducing a new technological era of innovative security and convenience.

- Vehicle start/stop via secure PIN
- Vehicle battery power monitoring
- Bluetooth enabled functionality
- Auto Shut-Off (Currently on the Stinger RXV model)
- The Stinger won't drain cart batteries. (It uses less power than half of a watch battery.)
- No holes need to be drilled into the cart dashboard.
- The code is kept in memory after the cart is deactivated.
- A master code is provided in case the user code is lost

Our Focus Is What Drives the Dream

The Problems

- Vehicles are easily stolen and/or vandalized
- Vehicles are a challenge to track in large fleets
- Battery power is difficult to monitor and manage accurately
- Current ignition systems utilize outdated key activation instead of a remote system used by most autos
- There is no warning system for a loss of power
- Vehicles have no alarm system
- Other “security measures” are either too inefficient for fleets or are difficult to install

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The Stinger's Solution

- A new level of security for shared-key activated vehicles
- Vehicle location can be tracked by drivers, management and fleet owners
- Easily installed and operated
- More affordable than other code activated keys
- Functions as an adaptive and dynamic system instead of just an access or activation key
- Designed for versatility combined with functionality
- Flexible marketability, as it offers multiple revenue opportunities for dealer relationships and manufacturers
- Discounts on insurance premiums due to enhanced security for individuals, rental fleets, etc.

The Stinger's Customers

- Millennials (attracted to mobile platforms)
- Cart Community Residents (cart enabled cities)
- Retirement Community Residents (key forgetfulness solved, no need for app)
- Customized cart enthusiasts (“wow” factor)
- Resort Residents (cart rentals or leases)
- Corporate, Construction, Warehouse Fleets
- University/High School Fleets

ATLANTIC STATION
ATLANTIC STATION

Size of the Cart/Light Vehicle Market Opportunity

A lot of opportunity with golf carts...

Total Addressable Market (TAM)
Number of golf carts in the United States
2016
1,012,387
2017
1,074,174
2018
1,136,689
2019
1,196,222
2020
1,256,318
2021
1,317,316

5 Year Sales Snapshot
Golf Carts & ATVs Combined
$75.0 M
Revenue
$25.0 M
CAGR
192%
Stinger Units Sold
69.4 K
TAM Coverage
5%
QixSyS Coverage
50%
Projected Revenue
$58,635
$1,269,100
$3,606,460
$7,636,601
$12,381,112
Projected Stinger Units Sold
305
3,235
9,872
21,472
34,506
TAM Coverage Evolution
0.0%
0.3%
1.1%
2.8%
5.2%
2017
2018
2019
2020
2021

Size of Cart ATV/UTV Market Opportunity

...even more opportunity with ATVs!

Total Addressable Market (TAM)
Number of ATVs/UTVs in the United
2016
10,727,590
2017
11,246,786
2018
11,786,313
2019
12,330,817
2020
12,880,526
2021
13,435,673

5 Year Sales Snapshot
Golf Carts & ATVs Combined
$75.0 M
Revenue
$50.0 M
CAGR
3010%
Stinger Units Sold
112.2 K
TAM Coverage
1%
QixSyS Coverage
80%
Projected Revenue
$0
$756,700
$5,001,742
$15,155,582
$29,104,915
Projected Stinger Units Sold
0
1,800
11,860
34,504
63,992
TAM Coverage Evolution
0.0%
0.0%
0.1%
0.4%
0.8%
2017
2018
2019
2020
2021

The Offering

Investment

Up to 107,000 shares of Class B Nonvoting Common Stock at $1.00 per share.

Minimum Purchase: 100 shares at $1.00 each, for a total of $100.00

Total offering amount: Up to $107,000

We are offering a maximum of 107,000 shares of Class B Nonvoting common stock, par value $0.001 per share (the "Class B Nonvoting Common Stock") of Electronixiq.com a Georgia corporation.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

Team XiQ

Ready to help the world *Get Stung*!

February 2014

Problem Identified

Golf carts use the same keys. Theft is a problem. Hence, the opportunity to secure the cart and eradicate the key .

June 2014

1st Stinger Prototype

30 prototypes are sold in Peachtree City, GA. Functionality is simply cart activation/deactivation.

May 2015

2nd Generation Prototype

Stinger prototype is tested on a dealer E-Z-GO RXV cart. It is unexpectedly purchased during the test period.

August 2015

3rd Generation Prototype

Stinger prototype is tested to assess new manufacturing material and challenge water resistance.

April 2016

5th Generation Prototype

Development for a market prototype begins. Design focuses on a durable keypad and a digital battery meter.

February 2016

4th Generation Prototype

Stinger prototype fleet tested. A high failure rate occurs due to poorly made keypads.

June 2016

Stinger Classic

The Stinger Classic, designed with a digital meter, LEDs, Bluetooth and a software enabled PCB.

July 2016

Stinger Pro App

Development begins on the Stinger Pro app. Initial functionality includes mobile cart activation with battery level readout.

November 2016

Stinger RXV

The Stinger RXV addresses the specific ignition gear switch configuration of the popular E-Z-GO RXV cart.

January 2017

The Stinger Goes To Market!

XiQ begins selling Stingers to dealers nationwide!

March 2017

The Stinger Pro App Released

The Stinger Pro app provides mobile activation, battery monitoring, Stinger recognition and secure pairing.

October 2017

$128.5K Raised In Convertible Notes. Time To Accelerate!

Opportunity, demand and tech development increases. Time to find the investor that's ready join our team and journey! Sounds like a job for StartEngine!

In the Press

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Meet Our Team

Karlos Walkes

Founder, President, Director, CEO

20+ years in media/entertainment. 7+ years in startup development. CEO of XiQ-April 2015 to present. Karlos has been a media/entertainment professional with experience that spans over 20 years. He has been involved in many industrial, commercial, television and film projects. His years in this industry has built complementary skills in communications and on camera/voice-over expertise. Karlos founded on-line cultural exchange platform, know as Flagstamp.com, in July 2011. It is a venture that creates, develops and initiates efficient tools that promote intercultural exchange, communication and education. He was the Founder/President of the non-profit Flagshare, Inc. from July 2011 to May 2015. This program provides running shoes to underserved youth so they may challenge childhood inactivity with an active and healthy lifestyle. Of course from April 2015 to the present he's CEO of XiQ.

Florien Meier

Founder, Vice President, Director, CTO

10+ years in low voltage/current electronics engineering and design. CTO of XiQ-April 2015 to present. Florian is the original XiQ member. He invented the very first prototype now known as the Stinger. He started in the summer of 2014 with his idea. The company was started with Karlos Walkes in April of 2015 and Florian has been working for the company since then.

Steven Hickson

Director, CFO

20+ years of professional financial experience in global media/entertainment markets. CFO of XiQ- December 2015 to present. Steven Hickson is an experienced CFO with start-up and growth-stage companies. He has been CFO for a global pay television venture, LAPTV that was acquired by 20th Century FOX. From January 2015 to December 2015 he was acting CFO for "Intellimedix" a promising early-stage genomics profiliing company. From February 2016 to the present he has been the CFO of "AccuWeather," a global weather forecasting and media company. He is also a successful angel investor and strong supporter of the venture community. He has served as CFO for XiQ from December 2015 to present.

Steve Vick

Director, VP of Engineering

30+ years engineering experience, software development and product development. VP/Engineering of XiQ-June 2016 to present. Stephen Vick has over 30 years of experience designing electronics and software for dozens of different companies in the US. He has extensive knowledge of both microprocessor based systems and wireless communication, both Bluetooth and LoraWan. From January of 2015 to January of 2018 he has been self employed as a consultant in electronics design through his contracting company, Prime Audio Inc. He has served as VP of Engineering with XiQ from June 2016 to present.

Phil Taylor

Contractor, VP of Sales

International consumer packaged goods sales and marketing executive with 20+ years experience. U.S. Army Veteran. VP/Sales of XiQ-July 2017 to present. Phil Taylor's extensive background includes State Government Tamaulipas Assistant Director from 1990 to 1995, Foreign Trade Bank of Mexico as Trade Commissioner from1996 to 1997, Altama the Military Department of Defense Contractor as International Sales Manager from 1997 to 1999. He was also CPG VP of Sales and Marketing for Hafner from 2003 to 2005, and CPG Director of Sales, from 2008 to 2013 & Regional Sales Manage from 2006 to 2008 for V&V Supremo. Most recently he's been CPG VP of Sales and Marketing from 2013 to 2014 for Compañía Nacional de Chocolate, an international premium chocolate distributor. Currently he's a consultant with Market Pathfinder since 2014. Market Pathfiner develops marketing and sales strategy for small to mid-level companies. He has served as VP of Sales for XiQ from July 2017 to present.

Offering Summary

Maximum 107,000 shares of Non-Voting Common Stock ($107,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 10,000 shares of Non-Voting Common Stock ($10,000)

Company	ElectroniXiQ, Inc.
Corporate Address	88 North Avondale Rd. #506, Avondale Estates, GA 30002
Description of Business	An innovative tech solutions team that makes the Stinger smart device. The Stinger replaces conventional ignitions on most "non-automotive" vehicles and machines. Its software driven core supports and enables a functional versatility that adapts and evolves to serve different markets. (i.e. transportation, security, entertainment, etc.)
Type of Security Offered	Common Stock (the "Shares", or the "Securities")
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

The 10% Bonus for StartEngine Shareholders

Electronixiq, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Common Stock at $1 / share, you will receive 10 Common Stock bonus shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Yes, the Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary to existing founders and employees.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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VIDEO TRANSCRIPT (Exhibit D)

<u>Campaign Video Transcript "</u>Welcome XiQ Investors!"

0:00 What does this...

0:01 This?

0:04 That?

0:07 And this!

0:08 These?

0:09 Yep, that too!

0:11 (On-screen text) What do they all have in common?

0:15 The Stinger.

0:19 The Stinger.

0:22 The Stinger.

0:26 Yep, the Stinger!

0:29 (On-screen text) The Stinger replaces conventional ignitions on most non-automotive vehicles and machines.

0:36 (On-screen text) Transportation Solutions of Augusta. Evans, Georgia.

0:38 (On-screen text) Stinger-New project underway with @teamxiq. ECar Group. San Fernando, California.

0:40 (On-screen text) RD Golf Carts. Palm City, Florida.

0:42 (On-screen text) Excessive Carts. Prosper, Texas.

0:43 (On-screen text) Power Equipment Solutions. Vandalia, Ohio.

0:45 (On-screen text) Theft is a problem because these vehicles use the same keys.

0:48 Music Playing

1:02 (On-screen text) This patented smart device introduces safety, security and efficiency for various fleets. Light vehicles, ATVs, utility vehicles, construction vehicles, watercraft, and more!

1:08 (On-screen text) Innovative Stinger technology has the versatility to scale in several markets. Transportation, security, construction, rental, entertainment, and more!

1:16 (On-screen text) The Stinger supports fleet tracking and analytics...

1:20 (On-screen text) With our efficient IoT platform for fleet and consumer use.

1:25 (On-screen text) The Stinger is here.

Story Page:

<u>Video 1: "Welcome XiQ Investors"</u>

0:00 What does this...

0:01 This?

0:04 That?

0:07 And this!

0:08 These?

0:09 Yep, that too!

0:11 (On-screen text) What do they all have in common?

0:15 The Stinger.

0:19 The Stinger.

0:22 The Stinger.

0:26 Yep, the Stinger!

0:29 (On-screen text) The Stinger replaces conventional ignitions on most non-automotive vehicles and machines.

0:36 (On-screen text) Transportation Solutions of Augusta. Evans, Georgia.

0:38 (On-screen text) Stinger-New project underway with @teamxiq. ECar Group. San Fernando, California.

0:40 (On-screen text) RD Golf Carts. Palm City, Florida.

0:42 (On-screen text) Excessive Carts. Prosper, Texas.

0:43 (On-screen text) Power Equipment Solutions. Vandalia, Ohio.

0:45 (On-screen text) Theft is a problem because these vehicles use the same keys.

0:48 Music Playing

1:02 (On-screen text) This patented smart device introduces safety, security and efficiency for various fleets. Light vehicles, ATVs, utility vehicles, construction vehicles, watercraft, and more!

1:08 (On-screen text) Innovative Stinger technology has the versatility to scale in several markets. Transportation, security, construction, rental, entertainment, and more!

1:16 (On-screen text) The Stinger supports fleet tracking and analytics...

1:20 (On-screen text) With our efficient IoT platform for fleet and consumer use.

1:25 (On-screen text) The Stinger is here.

Video 2: "The Stinger: Episode 1"

0:01 (On-screen text) This isn't happening a long time ago in a galaxy far, far away. This is happening right here, right now. XiQ introduces The Stinger.

0:08 Hi everyone, this is Karlos, CEO and co-founder of XiQ, creators of what you see before you,

0:14 ...the Stinger.

0:15 An, advanced vehicle engagement system that is completely keyless.

0:19 Show them how it works, Bill.

0:21 He enters his code.

0:24 The cart is activated.

0:27 Go ahead and shut it off, so we can show them the app.

0:29 The app is there.

0:32 It connects to your Stinger via Bluetooth.

0:35 It identifies your Stinger.

0:37 Enter your code.

0:44 Go ahead and start that.

0:48 You're ready to go!

0:50 To find out more go to teamxiq.com.

0:53 Or, reach out to any of our social media pages.

0:56 Or, you can reach this guy.

0:59 Email him at bill@teamxiq.com.

1:04 (On-screen text) To be continued...Until the next episode, visit us at TeamXiQ.com.

Video 3: "See Why People Like The Stinger!"

0:00 Okay you got your Stinger now what are you gonna do?

0:02 I'm gonna get rid of this key for good!

0:04 (On-screen text) Why do you like the Stinger?

0:05 So one of our biggest issues around the house with our golf cart is the key.

0:10 (On-screen text) Marsha & Richard. Peachtree City, GA.

0:11 My husband hates it whenever I take the key out of the golf cart. My biggest fear is that someone is going to take it or whatever

0:14 My biggest fear is that someone is going to take it or whatever.

0:17 He loves leaving the key in there, so now we don't have to worry about that anymore. Completely keyless!

0:23 And I understand the dangers of leaving your key in your golf cart when you're out somewhere, but usually this is at our house

0:28 Uh, so I'm left searching for a golf cart key

0:31 Uh, even when we're at our house, so this is definitely gonna be a huge convenience, for sure.

0:39 Thank you so much.

0:42 (off-screen voice) Congratulations guys. Thank you. Thank you very much.

0:45 (off-screen voice) Thumbs up!

0:46 (off-screen voice) You're app? Got your app out?

0:49 (off-screen voice) Get a shot of your app.

0:50 (off-screen voice) And we are-you are on your way.

0:53 Perfect

0:54 No speaking being done.

0:56 (On-screen text) And that's how you GET STUNG? With the Stinger!

0:59 (On-screen text) TeamXiq.com. Getstung@teamxiq.com. 1-800-485-1XiQ (1947)

Video 4: "The Stinger BOSS operating a Toyota forklift"

0:00 The Stinger beeps as the code is entered. No speaking being done.

0:01 (On-screen text) Stinger BOSS. Toyota 7FGU25 Forklift.

0:03 The engine starts as the button is pressed. No speaking being done.

0:05 The forklift is put into gear. No speaking being done.

0:08 Forklift engine sounds. No speaking.

0:13 Forklift engine sounds. No speaking.

0:22 Forklift engine sounds. No speaking.

0:46 Gears are engaged and engine powers down. No speaking.

0:49 (On-screen text) Stinger BOSS. Toyota 7FGU25 Forklift.

Video Transcript: "The Stinger BOSS operating a John Deere Gator Utility Vehicle"

0:00 Stinger makes beeps as the code is typed in. No speaking is being done.

0:01 (On-screen text) Stinger BOSS. John Deere Gator.

0:04 The cart is put into gear. The engine revs and the cart pulls off. No speaking is being done.

0:11 Engine revs as cart is driven. No speaking is being done.

0:16 (On-screen text) Stinger BOSS. John Deere Gator.

Video 1: "The Stinger. Innovative. Versatile. Ready for various vehicles and machines."

0:00 No speaking. High energy music playing.

0:03 No speaking. High energy music playing.

0:05 (On-screen text) Stinger Family.

0:07 (On-screen text) Transportation Solutions of Augusta. Evans, Georgia.

0:09 (On-screen text) Stinger. New project under way with @teamxiq. ECar Group. San Fernando, California.

0:12 (On-screen text) RD Golf Carts. Palm City, Florida.

0:13 (On-screen text) Excessive Carts. Prosper, Texas.

0:15 (On-screen text) Power Equipment Solutions. Vandalia, Ohio.

0:20 No speaking. High energy music playing.

0:30 No speaking. High energy music playing. Background vocal says "yeah boy!"

0:36 No speaking. High energy music playing.

0:41 No speaking. High energy music playing.

0:46 No speaking. High energy music playing. Background vocal says "yeah boy!"

0:52 No speaking. High energy music playing.

0:56 (On-screen text) The Stinger is here. TeamXiQ.com

Video 2: "XiQ's Stinger BOSS secures and operates a JLG Boom Lift"

0:00 (On-screen text) Stinger BOSS. JLG E400AJP Narrow Boom Lift.

0:03 (Audio) Beeps from Stinger keypad as the code is entered.

0:09 No speaking just subtle ambient background sounds.

0:15 (Audio)No speaking. Activation beep sound made.

0:17 (Audio) No speaking. The sound of the boom lift being put in gear.

0:20 (Audio) No speaking. The sound of the boom lift gears engaging.

0:29 (Audio) No speaking. The sound of the boom lift making a click sound.

0:33 (Audio) No speaking. The Stinger beeps and the boom lift clicks as it's locked in the raised position.

0:39 (Audio) Beeps from Stinger keypad as the code is entered.

0:46 (Off-camera audio) The Stinger beeps as it releases the boom lift for descent.

0:50 (Audio) No speaking. The sound of the boom lift gears engaging for descent.

0:53 (On-screen text) Stinger BOSS. JLG E400AJP Narrow Boom Lift.

0:56 (Audio) No speaking. The sound of the boom lift gears clicking as it locks into lowered position.

Video 3: "The Stinger Family"

0:00 (On-screen text) Stinger Studios brings you your Stinger Family. Getting Stung across the U.S.A!

0:05 (On-screen text) Transportation Solutions of Augusta. Evans, Georgia.

0:07 No speaking. Ambient background noise. The Stinger beeps as the code is entered.

0:14 (On-screen text) Stinger. New project under way with @teamxiq. ECar Group. San Fernando, California.

0:17 No speaking. Ambient background noise.

0:28 (On-screen text) RD Golf Carts. Palm City, Florida.

0:30 No speaking. The Stinger beeps as the code is entered.

0:37 The Stinger beeps as it is activated.

0:43 No speaking. The Stinger beeps as it is deactivated.

0:45 (Off-camera voice) We just built this custom Club Car for a customer at Las Colinas Country Club here in Dallas, Texas.

0:48 (On-screen text) Excessive Carts. Prosper, Texas.

0:51 (Pat Benatar's 1984 song "We Belong" is heard on the radio.)

0:52 (Off-camera voice) We're Excessive Carts. We build custom carts to, pretty much anything you can think of.

0:56 (U2's 1983 song "New Year's Day" is starts playing on the radio.)

0:59 (Off-camera voice) So this particular cart has on it a system called the Stinger.

1:03 (Off-camera voice) ...and what the Stinger does...it provides added security.

1:07 (U2's 1983 song "New Year's Day" continues playing on the radio.)

1:09 (No speaking) The Stinger beeps as the button is pressed for deactivation. All music stops.

1:11 (Off-camera voice) So we just shut it off right there.

1:13 (Off-camera voice) All you need to do is a four digit code to turn on the ignition instead of a regular conventional key.

1:19 (Off-camera voice) Kind of like the new push button starts that you see on all of the new vehicles out there.

1:22 (Audio) The Stinger beeps as it is activated.

1:25 (Off-camera voice) You just press it and it turns it on.

1:28 No speaking. Silence.

1:29 (Audio) The console cover is closed and U2's 1983 song "New Year's Day" continues playing on the radio.

1:38 (Audio) No speaking. Outdoor ambient background sounds with wind blowing.

1:40 (On-screen text) Power Equipment Solutions. Vandalia, Ohio.

1:45 (Audio) The accelerator pedal clicks as it is pressed by the foot.

1:49 (Audio) No speaking. The Stinger beeps as the code is entered. The Stinger beeps when activated.

1:53 (Audio) The sound of the gas engine powering up as the cart is driven.

2:04 (Audio) No speaking. The Stinger beeps as it is deactivated.

2:07 (Audio) The accelerator clicks as it is pressed to show the cart is off.

2:09 (On-screen text) XiQ thanks our growing Stinger family. TeamXiQ.com. Getstung@teamxiq.com.

Video Transcript "See How Fun it is to Win a Stinger!"

0:01 Okay, you got your Stinger now what are you gonna do?

0:03 Gonna get rid of this key for good!

0:06 Yeah!

0:08 Ha, ha, cool. Thank you so much. Definitely.

0:13 Music Playing

0:14 Music Playing

0:17 Music Playing

0:18 Music Playing

0:24 How does it feel to "get stung?"

0:27 It's awesome! Thank you. Ha, ha, ha!

0:30 It's a good kind of sting. Exactly.

0:31 We're gonna redefine...

0:34 Way to go, yes sir! We're gonna redefine "getting stung." There you go. Exactly

0:37 Music Playing

0:41 Music Playing

0:42 Music Playing

0:45 Having a little bit of fun.

0:49 Music Playing

0:52 I am very excited about this.

0:59 (On-screen text) Congratulations Marsha & Richard. Have fun Getting Stung with your Stinger!

1:03 Music Playing

1:05 Music Playing

1:06 (On-screen text) Get Stung with your Stinger. Contact XiQ. Getstung@teamxiq.com. 1-800-485-1XiQ (1947)

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED ARTICLES OF INCORPORATION OF ELECTRONIXIQ, INC.

These Amended and Restated Articles of Incorporation (these "**Articles**") are submitted for filing for the purpose of creating and organizing a business corporation pursuant to the applicable provisions of the Georgia Business Corporation Code (the "**Code**") and the Georgia Administrative Code.

Article 1: Name of the Corporation

The name of the corporation is ELECTRONIXIQ, Inc. (the "**Corporation**").

Article 2: Authorized Shares

The Corporation is authorized to issue a total of 90,000,000 shares of the same class with no par value. The Board of Directors is authorized to establish one or more classes or series of shares of the Corporation's stock, setting forth the designation of each such class or series, and fixing the preferences, limitations, and relative rights of each such class or series.

(a) The total number of shares of stock that the Corporation shall have authority to issue is 90,000,000 shares of common stock having a par value of $.01 per share ("**Common Stock**") of which 50,000,000 are designated as Voting Common Stock ("**Voting Common Stock**"), and 40,000,000 are designated as Non-Voting Common Stock ("**Non-Voting Common Stock**"). The rights, preferences, powers, privileges, and the restrictions, qualifications and limitations of the Non-Voting Common Stock are identical with those of the Voting Common Stock other than in respect of voting rights as set forth herein, and for all purposes under these Articles, the Voting Common Stock and Non-Voting Common Stock shall together constitute a single class of shares of the capital stock of the Corporation.

(b) *Voting Rights.*

(i) *Voting Common Stock.* Except as otherwise required by law or these Articles, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(ii) *Non-Voting Common Stock.* Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; *provided* that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the written consent of a majority of the outstanding shares of Non-Voting Common Stock or the affirmative vote of holders of a majority of the outstanding shares of Non-Voting Common Stock at a meeting of the holders of Non-Voting Common Stock duly called for such purpose, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) its Articles or bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.

Article 3: Initial Registered Office and Agent

The address and county of the Corporation's initial registered office is: 88 North, Avondale Road #506, Avondale Estates, Georgia 30002, Dekalb County. The name of the Corporation's initial registered agent at the initial registered office is: Karlos Walkes.

Article 4: Incorporators

The names and addresses of the incorporator is:

Douglas A. Park, 708 Church Street, Decatur, Georgia, 30030.

Article 5: Initial Principal Office

The mailing address of the Corporation's initial principal office is: 88 North Avondale Road #506, Avondale Estates, Georgia 30002.

Article 6: Conversion

The Corporation previously was a limited liability company formed under the laws of the State of Georgia, and elected to become a corporation as permitted pursuant to Section 14-2-1109.2 of the Code. The manner in which interests of the members of the limited liability company have been converted to shares of stock in the Corporation is set forth in the certificate of conversion.

Article 7: Director's Liability

To the maximum extent permitted by Section 14-2-202(b)(4) of the Official Code of Georgia or other applicable law, no director of the Corporation shall be liable to the shareholders for any action taken, or any failure to take any action, as a director, except for (a) any appropriation, in violation of his or her duties, of any business opportunity of the corporation; (b) acts or omissions which involve intentional misconduct or a knowing violation of law; (c) the types of liability set forth in Section 14-2-832 (or any successor statutes) of the Official Code of Georgia); or (d) any transaction from which the director received an improper personal benefit.

Article 8: Effective Date

These Articles of Incorporation shall be effective on the date these Articles are filed with Georgia Secretary of State.

IN WITNESS WHEREOF, the undersigned have signed these Articles as of March 2, 2018.

Signature: Karlos Walker
Karlos Walkes, President

2018 MAR -2 PM 1
SECRETARY OF STATE
CORPORATIONS DIV.